UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

SHILOH INDUSTRIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

David J. Hessler, Esq.

Wegman, Hessler & Vanderburg

Suite 200

6055 Rockside Woods Blvd.

Cleveland, Ohio 44131

216-642-3342

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MTD Holdings Inc 34-0658691
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,866
	8	SHARED VOTING POWER 604,400
	9	SOLE DISPOSITIVE POWER 7,300,866
	10	SHARED DISPOSITIVE POWER 604,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,905,266
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.8%
14	TYPE OF REPORTING PERSON (see instructions) CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Oak Tree Archway LLC 83-1632307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,866
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,300,866
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,866
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.2%
14	TYPE OF REPORTING PERSON (see instructions) OO

EXPLANATORY NOTE

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the Statement on Schedule 13D filed on March 31, 1998, as amended (the “Schedule 13D”), by MTD Products Inc, an Ohio corporation, now known as MTD Holdings Inc, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Shiloh Industries, Inc., a Delaware corporation (the “Company”). The Schedule 13D is being amended to add Oak Tree Archway LLC, an Ohio limited liability company, as a filing person to reflect a transfer on December 11, 2018, by which the shares of Common Stock held directly by MTD Holdings Inc were contributed to Oak Tree Archway LLC, its wholly owned subsidiary, in connection with an internal reorganization.

This Amendment No. 13 amends Items 2, 3, 4, 5 and 7 of the Schedule 13D as set forth below. Except as otherwise reflected in this Amendment No. 13, there have been no material changes to the information contained in the Schedule 13D. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (f) This Schedule 13D is being filed jointly by: (i) MTD Holdings Inc, an Ohio corporation (“MTD”), which until November 1, 2002 was known as MTD Products Inc; and (ii) Oak Tree Archway LLC, an Ohio limited liability company (“Oak Tree Archway”, and together with MTD, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated December 14, 2018, a copy of which is attached as an exhibit to this Amendment No. 13.

Oak Tree Archway is managed by MTD, its sole member. The name and principal business or occupation of each executive officer or director of MTD is set forth below. Each of the executive officers and directors of MTD is a citizen of the United States of America and has a business address of 5965 Grafton Road, Valley City, Ohio 44280.

Name	Principal Business or Occupation
Curtis E. Moll	Chairman of the Board of Directors and Chief Executive Officer
Robert J. King, Jr.	Vice Chairman and Director
Dieter Kaesgen	President and Director
Jeffrey C. V. Deuch	Executive Vice President and Chief Financial Officer
Christopher M. Essig	Executive Vice President
Michael Griffith	Treasurer
David J. Hessler	Secretary
Gordon Manning	Director
Robert T. Moll	Director
Theodore S. Moll	Director
Steven C. Tourek	Director
Michael Merriman	Director
Deborah S. Brown	Director

During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons identified above, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The address for each of the Reporting Persons is 5965 Grafton Road, Valley City, OH 44280.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 11, 2018, MTD contributed 7,300,866 shares of Common Stock to Oak Tree Archway for no consideration in connection with an internal reorganization. As a result, these shares are now held directly by Oak Tree Archway and indirectly by MTD.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 above is incorporated herein by reference. Other than as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated captions (a), (b) and (d) thereof as follows:

(a)-(b) The Reporting Persons had, as of December 17, 2018, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

As of such date, Oak Tree Archway directly beneficially owned 7,300,866 shares of Common Stock, constituting approximately 31.2% of the outstanding shares of Common Stock. In addition to indirectly beneficially owning the same 7,300,866 shares of Common Stock through Oak Tree Archway, MTD also has shared power to vote and dispose of 604,400 shares of Common Stock owned by the MTD Products Inc. Master Employee Benefit Trust (the “Trust”), a trust fund established and sponsored by MTD. Accordingly, as of such date, MTD beneficially owned a total of 7,905,266 shares of Common Stock, constituting approximately 33.8% of the outstanding Common Stock.

As of such date, Mr. Curtis E. Moll, the Chairman of the Board and Chief Executive Officer of MTD, owned directly 200,651 shares of Common Stock with the sole power to vote and dispose of such shares. In addition, Sara H. Moll, the wife of Mr. Moll, owned 1,104 shares of Common Stock. Mr. Moll shares voting and dispositive power with respect to Common Stock held by Sara H. Moll.

As of such date, Dieter Kaesgen, President of MTD and a member of MTD’s Board of Directors, owned directly 68,870 shares of Common Stock, David J. Hessler, Secretary of MTD, owned 80,814 shares of Common Stock, Martha Hessler, the wife of David J. Hessler, owned 1,000 shares of Common Stock, Robert J. King, Jr., a member of MTD’s Board of Directors, owned 23,079 shares of Common Stock and 1,500 shares of Common Stock in trust, and Robert T. Moll, a member of MTD’s Board of Directors, owned 73 shares of Common Stock.

Curtis E. Moll, David J. Hessler and Theodore S. Moll serve as trustees of The Jochum Moll Foundation, a charitable organization, and have the power to vote and dispose of the 20,000 shares held by The Jochum Moll Foundation.

The Reporting Persons disclaim beneficial ownership of shares held by the foregoing executive officers and directors.

Percentages set forth on the cover pages hereof and in this Item 5 are based on 23,398,565 shares of Common Stock outstanding reported as outstanding as of September 4, 2018 in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended July 31, 2018.

(d) As the sole member and manager of Oak Tree Archway, MTD has the right of dividends from, or the proceeds from the sale of, the shares beneficially owned directly by Oak Tree Archway. Except for the current shared dispositive power of MTD with respect to the Trust noted in this Item 5, no person has the right to direct the receipt of the proceeds from the sale of Common Stock owned by the Reporting Persons.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

1	Joint Filing Agreement, dated December 14, 2018, between MTD and Oak Tree Archway.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2018

MTD HOLDINGS INC

By:	/s/ Christopher M. Essig
Name: Christopher M. Essig Title: Executive Vice President

OAK TREE ARCHWAY LLC

By:	MTD Holdings Inc

By:	/s/ Christopher M. Essig
Name: Christopher M. Essig Title: Executive Vice President

INDEX TO EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement, dated December 14, 2018, between MTD and Oak Tree Archway.